

Mail Stop 3030

July 7, 2016

Via E-mail
Jonathan A. Kennedy
Senior Vice President and Chief Financial Officer
Natus Medical Incorporated
6701 Koll Center Parkway, Suite 120
Pleasanton, CA 94566

> **Re: Natus Medical Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K filed April 20, 2016**
> **File No. 0-33001**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 11. Executive Compensation, page 43

1.   We note that on pages 23 and 24 of your 2016 proxy statement you disclose grants of restricted stock units to your named executive officers. We also note your disclosure on page 20 regarding your equity-based compensation awards that the awards in 2015 were "based on the factors noted above." Please revise future filings to clearly indicate the factors your compensation committee considered in deciding to make equity awards to your named executive officers, including, if appropriate, a discussion of how those factors support your disclosed compensation philosophy. See Regulation S-K Item 402(b)(1)(v) and (vi).

2.   We note that on pages 19 and 20 of your proxy statement you describe the factors
        underlying awards under your cash incentive plan. However, it is unclear where you
        have addressed comments provided in our letters to you dated June 24 and July 9,
        2009. For example, it is unclear where you have disclosed the historical earnings
        measures used in awarding incentive payments and specifically what the factor
        "Consolidated Adjusted Pre-tax EPS" includes or excludes. Please revise future filings to
        disclose the measures you use in awarding incentive payments and what those measures
        include or exclude.

Form 8-K filed April 20, 2016

Exhibit 99.1

3.   We note that you present non-GAAP earnings per share and non-GAAP gross margin in
        the headline of your press release as "record" results without also presenting GAAP
        earnings per share with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of
        Regulation S-K. Similarly, you discuss forward-looking non-GAAP earnings per share
        guidance without providing the corresponding GAAP earnings per share amounts or the
        required quantitative reconciliations. Your presentations appear to give greater
        prominence to the non-GAAP measures than to the comparable GAAP measures which is
        inconsistent with the updated Compliance and Disclosure Interpretations issued on May
        17, 2016. Please review this guidance when preparing your next earnings release.

4.   We note that your non-GAAP measures exclude restructuring costs that appear to be
        normal, recurring operating expenses necessary to operate your business, which may be
        inconsistent with the updated Compliance and Disclosure Interpretations issued on May
        17, 2016. Please review this guidance when preparing your next earnings release.

5.   We note that you present the income tax effects of your non-GAAP adjustments as
        "Income tax expense, as adjusted" without providing the reconciliation required by Item
        10(e)(1)(i)(B) of Regulation S-K or clearly explaining how it was calculated, which is
        inconsistent with Question 102.11 of the updated Compliance and Disclosure
        Interpretations issued on May 17, 2016. Please review this guidance when preparing your
        next earnings release.

Use of Non-GAAP Financial Measures

6.   Revise your future earnings releases filed on Form 8-K to provide a more robust
        discussion of the reasons why management believes the presentation of each non-GAAP
        measure provides useful information to investors regarding your financial condition and
        results of operations. Please refer to the guidance in Item 10(e)(1)(i)(C) and (D) of
        Regulation S-K.

7.   In addition, please revise the discussion in future filings to clearly identify and describe each type of adjustment made in calculating your non-GAAP measures, and to disclose your reasons for excluding the item from your non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery